TSX, NYSE – HBM
2016 No. 13

Hudbay Announces Second Quarter 2016 Results

Toronto, Ontario, July 27, 2016 – HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its second quarter 2016 financial results. All amounts are in US dollars, unless otherwise noted.

Summary:

•	Increased production in both Peru and Manitoba across all metals compared to the second quarter of 2015
•

Cost efficiencies and economies of scale resulted in consolidated cash cost, net of by-product credits, of $0.83 per pound and all-in sustaining cash cost, net of by-product credits, of $1.42 per pound[1]

•	Operating cash flow before changes in non-cash working capital increased to $75.1 million, or $0.32 per share, from $17.0 million, or $0.07 per share, in the second quarter of 2015[1]
•	Total liquidity increased to $293.5 million compared to $190.1 million at the end of the first quarter of 2016, including new commitments of $30.0 million under Hudbay’s revolving credit facilities

In the second quarter of 2016, cash generated from operating activities increased to $137.5 million from $10.4 million in the second quarter of 2015. In addition, operating cash flow before change in non-cash working capital increased to $75.1 million in the current quarter from $17.0 million in the same quarter of 2015. Operating cash flow in the quarter benefited from substantially higher copper and precious metals sales volumes due to the Constancia project reaching commercial production on April 30, 2015. The increase in sales volumes and associated economies of scale more than offset the decline in realized sales prices of copper and zinc metals compared to the same quarter last year.

“We continue to be pleased with Constancia’s strong operating performance and the cost efficiencies achieved at all of our operations, resulting in positive free cash flow generated from the business,” said Alan Hair, president and chief executive officer. “We remain on track to meet the cost reduction initiatives we announced earlier this year, as well as our production, operating and capital cost guidance for 2016.”

The net loss and loss per share in the second quarter of 2016 were $5.7 million and $0.02, respectively, compared to a net loss and loss per share of $44.3 million and $0.19, respectively, in the second quarter of 2015. In the comparable period last year, there was an asset impairment charge of $19.9 million as a result of the decision not to proceed with construction of the new concentrator at Lalor following the acquisition of the New Britannia mine and mill. Net loss and loss per share in the second quarter of 2016 was affected by, among other things, non-cash deferred tax adjustments of $8.4 million or negative $0.04 per share.

______________________________________
1 Cash cost and all-in sustaining cash cost, net of by-product credits, per pound of copper produced, operating cash flow before changes in non-cash working capital, and operating cash flow per share are not recognized under IFRS. For a detailed description of each of these non-IFRS financial performance measures, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 5 of this news release.

TSX, NYSE – HBM
2016 No. 13

Notwithstanding lower copper and zinc realized prices, revenues nearly doubled and gross profit increased more than ten-fold compared to the same quarter last year as a result of higher sales volumes and cost optimization at Hudbay’s operations. As a result of production growth and ongoing cost optimization initiatives, consolidated cash cost, net of by-product credits, declined to $0.83 per pound of copper produced from $1.28 per pound in the second quarter of 2015. Similarly, incorporating sustaining capital, capitalized exploration, royalties and corporate general and administrative (“G&A”) costs, consolidated all-in sustaining cash cost, net of by-product credits, declined to $1.42 per pound from $2.28 per pound in the second quarter of 2015 and $1.80 per pound in the first quarter of 2016.

Sales of copper contained in concentrate lagged production in the second quarter of 2016 mainly as a result of a delay in loading a 20,000 tonne parcel of concentrate at the port of Matarani in Peru due to extended ocean swells in late June. Earnings per share and operating cash flow per share would have been approximately $0.02 and $0.05 higher, respectively, if this parcel had loaded prior to the end of the second quarter of 2016. Concentrate inventory at the Constancia mine site and the Matarani port are currently at normal working levels.

During the second quarter, a Canadian chartered bank joined the syndicate for Hudbay’s Canadian and Peruvian senior secured revolving credit facilities with $30.0 million in new commitments, bringing total commitments under the facilities to $530.0 million. Including this additional credit availability, cash flow generated from the business and collection of Peruvian sales tax refunds during the quarter, total liquidity at June 30, 2016 was $293.5 million, compared to $190.1 million at March 31, 2016.

A semi-annual dividend of $0.01 per share was declared on July 27, 2016. The dividend will be paid on September 30, 2016 to shareholders of record as of September 9, 2016.

Financial Condition ($000s)	Jun. 30, 2016	Dec. 31, 2015
Cash and cash equivalents	141,903	53,852
Total long-term debt	1,309,700	1,274,880
Net debt[2]	1,167,797	1,221,028
Working capital	112,865	57,613
Total assets	4,551,578	4,479,585
Equity	1,771,256	1,787,290

______________________________________
2 Net debt is not recognized under IFRS. For a detailed description of this non-IFRS financial performance measure, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 5 of this news release.

TSX, NYSE – HBM
2016 No. 13

Financial Performance		Three months ended		Six months ended
($000s except per share and cash cost amounts)		June 30		June 30
		2016	2015	2016	2015
Revenue		246,975	150,889	500,600	279,602
Profit (loss) before tax		6,557	(45,818)	(10,331)	(57,298)
Loss		(5,703)	(44,290)	(21,491)	(64,127)
Basic and diluted loss per share		(0.02)	(0.19)	(0.09)	(0.27)
Cash generated from operating activities		137,521	10,433	239,071	10,747
Operating cash flows before change in non-cash working capital[1]		75,059	17,022	146,945	33,923
Operating cash flow per share[1]		0.32	0.07	0.62	0.14
Cash cost per pound of copper produced, net of by-product credits[1]		0.83	1.28	0.97	1.33
All-in sustaining cash cost per pound of copper
produced, net of by-product credits[1]		1.42	2.28	1.59	2.39
Production
Contained metal in concentrate[2]
Copper	tonnes	45,892	36,212	84,771	51,220
Gold	oz	29,705	23,217	56,949	46,892
Silver	oz	996,511	779,364	1,719,427	1,090,232
Zinc	tonnes	26,456	23,486	49,832	46,392
Metal Sold
Payable metal in concentrate
Copper	tonnes	36,834	25,868	78,753	36,863
Gold	oz	26,755	15,175	44,472	27,525
Silver	oz	715,873	428,095	1,490,182	528,411
Refined zinc	tonnes	23,728	25,657	49,148	49,436

1 Operating cash flow before change in non-cash working capital, operating cash flow per share, cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 5 of this news release.
2 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

Peru Operations Review

During the second quarter of 2016, Constancia mining operations and cost optimization continued as planned. Ore mined during the second quarter of 2016 slightly decreased compared to the first quarter of 2016 as ore production rates were aligned to mill throughput rates. Mined and milled copper grades in the second quarter of 2016 were 0.64% and 0.62%, respectively, which is slightly higher than the first quarter of 2016. Mill throughput during the second quarter of 2016 was affected by higher than expected liner wear in the semi-autogenous grinding (SAG) mills. The affected liners were successfully replaced in July 2016.

Optimization of plant performance remains the primary focus for Constancia. Total copper recovery in the second quarter of 2016 was 82.7%, compared to 81.8% in first quarter of 2016, as the metallurgy associated with the varying ore types is better understood.

During the second quarter of 2016, production of copper, gold and silver increased by 19%, 50% and 53%, respectively, compared to the first quarter of 2016. This growth is due to higher throughput, grades and recoveries at the mill.

TSX, NYSE – HBM
2016 No. 13

Combined unit operating costs for the second quarter of 2016 were $7.88 per tonne, within guidance expectations for 2016. Cash cost and sustaining cash cost, net of by-product credits, for the three months ended June 30, 2016 were $0.97 and $1.39 per pound of copper produced, respectively, a decrease of 16% and 7% from the first quarter of 2016, which reflects higher production and ongoing plant optimization and cost reduction initiatives.

The port expansion at Matarani was completed at the end of June 2016, which improved access to Hudbay’s designated pier and reduced port costs.

Manitoba Operations Review

Ore mined at Hudbay’s Manitoba mines during the second quarter of 2016 increased by 17% compared to the same period in 2015 as a result of increased production at Lalor and 777. Copper grades were higher at Reed as a result of the stopes mined. This was offset by lower copper grades at the 777 and Lalor mines, as expected. Silver grades in the second quarter of 2016 were in line with the same period in 2015, while zinc and gold grades were lower than the second quarter of 2015 by 8% and 11%, respectively.

Ore processed in the Flin Flon concentrator in the second quarter of 2016 was 17% higher than the same period in 2015 primarily as a result of higher production at the 777 mine. Gold and silver recoveries were higher in the second quarter of 2016 compared to the same period in 2015 as a result of higher head grades, while zinc recovery was slightly lower due to lower zinc head grades. Ore processed in the Snow Lake concentrator in the second quarter of 2016 was 15% higher than the same period in 2015 as a result of higher production at the Lalor mine.

During the second quarter of 2016, overall Manitoba production of copper, zinc, gold and silver were higher by 15%, 13%, 9% and 16%, respectively, as compared to the same period in 2015 as a result of higher mill throughput, offset by lower grades when compared to the same quarter in 2015.

Manitoba combined mine, mill and G&A unit operating costs in the second quarter of 2016 were 18% lower than in the same period in 2015 as a result of higher overall production and ongoing cost reduction initiatives, and were in line with full year guidance expectations.

Manitoba cash cost and sustaining cash cost, net of by-product credits, in the second quarter of 2016 was $0.37 and $1.10 per pound of copper produced, a decrease of 73% and 48%, respectively, compared to the same period in 2015. The decrease is largely the effect of decreased purchases of zinc concentrate for processing, a decrease in general support costs as a result of cost reduction initiatives, and a reduction in costs in US dollar terms as a result of the weaker Canadian dollar versus the US dollar. Cash cost and sustaining cash cost were also positively impacted by increased copper production and increased sales of precious metals.

TSX, NYSE – HBM
2016 No. 13

Non-IFRS Financial Performance Measures

Operating cash flow before change in non-cash working capital and operating cash flow per share are included in this news release because the company believes that they help investors and management to evaluate changes in cash flow generated from the various operations while, in the case of operating cash flow per share, taking into account changes in shares outstanding. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 25 of Hudbay’s management’s discussion and analysis for the three and six months ended June 30, 2016 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Hudbay’s calculation of cash cost per pound of copper produced (“cash cost”) designates copper as the company’s primary metal of production as it has been, and is expected to be, the largest component of revenues. The calculation is presented in four manners:

•

Cash cost, before by-product credits – This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, Hudbay’s primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by- product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

•

Cash cost, net of by-product credits – In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of Hudbay’s operations. The economics that support Hudbay’s decision to produce and sell copper would be different if the company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure the company’s operating performance versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

•

Sustaining cash cost, net of by-product credits – This measure is an extension of cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate G&A. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

TSX, NYSE – HBM
2016 No. 13

•

All-in sustaining cash cost, net of by-product credits – This measure is an extension of sustaining cash cost that includes corporate G&A. Due to the inclusion of corporate G&A, all-in sustaining cash cost is presented on a consolidated basis only.

The table below presents a summary of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, for the three and six months ended June 30, 2016 and 2015. Totals may not add up correctly due to rounding.

	Peru		Manitoba		Consolidated
(In $ per pound of copper produced1 )	Three Months Ended June 30
	2016	2015	2016	2015	2016	2015
Cash cost, before by-product credits	1.07	1.24	3.46	4.60	1.65	2.42
By-product credits	(0.10)	(0.01)	(3.08)	(3.23)	(0.82)	(1.14)
Cash cost, net of by-product credits	0.97	1.23	0.37	1.37	0.83	1.28
Sustaining capital expenditures[2]	0.40	0.87	0.61	0.59	0.45	0.77
Capitalized exploration	-	-	0.04	0.07	0.01	0.02
Royalties	0.01	-	0.08	0.08	0.03	0.03
Sustaining cash cost, net of by-product credits	1.39	2.10	1.10	2.11	1.32	2.11
Corporate G&A	-	-	-	-	0.10	0.17
All-in sustaining cash cost, net of by-product credits	-	-	-	-	1.42	2.28

	Peru		Manitoba		Consolidated
(In $ per pound of copper produced1 )	Six Months Ended June 30
	2016	2015	2016	2015	2016	2015
Cash cost, before by-product credits	1.16	1.24	3.66	4.35	1.78	2.90
By-product credits	(0.11)	(0.01)	(2.93)	(2.94)	(0.80)	(1.57)
Cash cost, net of by-product credits	1.05	1.23	0.73	1.42	0.97	1.33
Sustaining capital expenditures[2]	0.36	0.87	0.84	0.66	0.48	0.76
Capitalized exploration	-	-	0.03	0.07	0.01	0.03
Royalties	0.02	-	0.07	0.06	0.03	0.04
Sustaining cash cost, net of by-product credits	1.44	2.10	1.67	2.20	1.49	2.16
Corporate G&A	-	-	-	-	0.10	0.23
All-in sustaining cash cost, net of by-product credits	-	-	-	-	1.59	2.39

1 Contained copper in concentrate.
2 Excludes costs associated with pre-commercial production output.

TSX, NYSE – HBM
2016 No. 13

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2016/Q2/MDAQ22016.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2016/Q2/FSQ22016.pdf

Conference Call and Webcast

Date:	Thursday, July 28, 2016

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-849-1847 or 1-866-530-1554

Replay:	647-436-0148 or 1-888-203-1112

Replay Passcode:	5000396#

The conference call replay will be available until 1 p.m. (Eastern Time) on August 4, 2016. An archived audio webcast of the call also will be available on Hudbay's website.

Qualified Person

The technical and scientific information in this news release related to the Constancia mine has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. The technical and scientific information related to all other sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Director, Business Development and Technical Services at the Manitoba Business Unit. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

TSX, NYSE – HBM
2016 No. 13

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, including anticipated capital and operating cost savings, anticipated production at the company’s mines and processing facilities, events that may affect its operations and development projects, the potential to refurbish the New Britannia mill and utilize it to process ore from the Lalor mine, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•	the success of mining, processing, exploration and development activities;
•	the success of Hudbay’s cost reduction initiatives;
•	the accuracy of geological, mining and metallurgical estimates;
•	anticipated metals prices and the costs of production;
•	the supply and demand for metals that Hudbay produces;
•	the supply and availability of concentrate for Hudbay’s processing facilities;
•	the supply and availability of third party processing facilities for Hudbay’s concentrate;
•	the supply and availability of all forms of energy and fuels at reasonable prices;
•	the availability of transportation services at reasonable prices;
•	no significant unanticipated operational or technical difficulties;
•	the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
•	the availability of additional financing, if needed;
•	the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;
•	the timing and receipt of various regulatory and governmental approvals;
•	the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;
•	the ability to secure required land rights to develop the Pampacancha deposit;
•

maintaining good relations with the communities in which Hudbay operates, including the communities surrounding its Constancia mine and Rosemont project and First Nations communities surrounding its Lalor and Reed mines;

TSX, NYSE – HBM
2016 No. 13

•	no significant unanticipated challenges with stakeholders at Hudbay’s various projects;
•	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
•	no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;
•	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
•	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
•	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including risks associated with the economics and permitting of the Rosemont project and related legal challenges), risks related to the maturing nature of the 777 mine and its impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, planned infrastructure improvements in Peru not being completed on schedule or as planned, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay’s reserves, volatile financial markets that may affect Hudbay’s ability to obtain additional financing on acceptable terms, the permitting and development of the Rosemont project not occurring as planned, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the company’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

TSX, NYSE – HBM
2016 No. 13

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to become a top-tier operator of long-life, low cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com